SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  AMENDMENT NO. 2 TO
                                        FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  TASKER CAPITAL CORP.
                                  --------------------
                    (Name of Small business Issuer in its charter)


              NEVADA                                             88-0426048
              ------                                             ----------
   (State or other jurisdiction of                           (I.R.S. Employer
    incorporation or organization)                           Identification No.)

     Suite 314 - 837 West Hastings Street                      V6C 3N6(Zip Code)
                                                               -------
    Vancouver, British Columbia, Canada
    -----------------------------------
  (Address of principal executive offices)

Registrant's telephone number:  (604) 642-6410
                                --------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class          Name of each exchange on which each class
        to be so registered                     is to be registered

None                                      None
--------------------------------------    --------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common shares, par value $0.001 per share
               ------------------------------------------------------
                                    (Title of class)

                                    TABLE OF CONTENTS
                                                                           PAGE

PART I

Item 1.   Description of Business                                             6
Item 2.   Management's Discussion and Analysis or Plan of Operation          27
Item 3.   Description of Property                                            29
Item 4.   Security Ownership of Certain Beneficial Owners and Management     29
Item 5.   Directors, Executive Officers, Promoters and Control Persons       31
Item 6.   Executive Compensation                                             33
Item 7.   Certain Relationships and Related Transactions                     33
Item 8.   Description of Securities                                          34

PART II

Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters                        35
Item 2.   Legal Proceedings                                                  36
Item 3.   Changes In and Disagreements with Accountants on
          Accounting and Financial Disclosure                                36
Item 4.   Recent Sales of Unregistered Securities                            36
Item 5.   Indemnification of Directors and Officers                          36

PART F/S:   INDEX TO FINANCIAL STATEMENTS

PART III    INDEX TO EXHIBITS

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                            FORWARD LOOKING STATEMENTS

Tasker Capital Corp. (the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of the Company. For this purpose, any statement contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", "anticipate", "intend", "could", "estimate", or "continue", or the negative other variations therefor comparable terminology, are intended to identify forward-looking statements.



All dollar amounts contained in this document are in United States currency, unless otherwise stated.

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                          GLOSSARY OF TECHNICAL TERMS

Ag               Silver

Assay an analysis to determine the quantity of one or more components in a rock, generally for metals of economic interest that are present in greater than trace amounts.

Au               Gold

B-Horizon
Material the zone in the soil profile that is enriched in clay minerals and in sesquioxides leached from the overlying A horizon. It is a "zone of accumulation".

Chalcopyrite     the most common and economical mineral containing copper.
(Cpy)

Conductive       a body of rock within which an electrical current can flow readily. Often the target Zone of an electromagnetic survey.

Contact
Metasomatism     a mass change in the composition of rocks in contact with an invading magma. "Fluid" constituents from the magma are carried out to combine with some of the country-rock constituents to form a new suite of minerals.

Cu               Copper

Diamond          a variety of rotary drilling in which diamond bits are used as
Drilling         the rock-cutting tool and core is usually recovered.

Electro-         refers to magnetic or electrical fields associated with
magenetic (EM)   artificially generated subsurface currents.

Epidote a group of rock forming silicate minerals all of which are low-temperature types, occurring in low to medium-grade regionally metamorphosed rocks and occasionally in igneous rocks.

Float fragments of rock which have been removed from their original source by natural forces.

Fracture         breaks in rocks due to intense folding or faulting.

Gabbro           loosely used term for any coarse-grained dark igneous rock.

Geochemical      pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water.

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Geophysics       study of physical properties such as density, magnetism and radioactivity of minerals, rocks, regions or the Earth itself.

Grid a systematic array of points on lines at or along which geophysical and geological data is taken or along which samples are taken.

g/T              a measure of concentration - grams per tonne.

Mafic an igneous rock composed predominantly of the magnesium rock forming minerals.

Mag              magnetic

Magnetite        magnetic iron ore common in both igneous and metamorphic rocks.

NSR net smelter return. A royalty based on payments received from the production of smelted ore.

Ore a mineral or aggregate of minerals which may be mined at a profit.

Pb               Lead

PPb              parts per billion.

PPm              parts per million.

Pyrite(py)       a common iron-sulphide mineral.

Pyrrhotite       a major mineral of many sulphide bodies.

Skarn rocks composed mostly of lime-bearing silicates, derived from nearly pure limestones and dolomites into which large amounts of silicon, aluminum, iron and magnesium have been introduced.

Sphalerite       the most common and economically important mineral containing
(Sphl)           zinc.

Strike the direction of the intersection of a planar feature in a rock, such as bedding, with the horizontal.

Trench a narrow ditch cut through soil or bedrock across a mineral deposit.

V.L.F.-E.M.      very low frequency electro-magnetic geophysical method used for detecting conductive mineralized zones.

Zn               Zinc

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                                    PART I


Item 1.   Description of Business
          -----------------------

(a)   Business Development
--------------------------

Tasker Capital Corp. (the "Company") was organized as a Nevada corporation on February 2, 1999, to explore for and, if possible, develop mineral properties primarily in the Province of British Columbia, Canada, through its wholly owned subsidiary, Tanuta Ventures Corp. ("Tanuta").

Tanuta was incorporated under the laws of the Province of British Columbia, Canada, on May 13, 1996. Tanuta's head office is Suite 314 - 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6.

(b)   Business of the Company
-----------------------------

The Company and Tanuta were organized for the purpose of engaging in the acquisition, exploration of mineral properties, primarily in the Province of British Columbia, Canada. The Company currently has a working capital deficiency of approximately [$95,718] as at December 31, 2000. For the next 12 months, management of the Company plans to satisfy its cash requirements by obtaining loans from certain of the Company's Directors, Officers and/or Shareholders in order to satisfy working capital needs and maintain its Property in good standing. There can be no assurance that the Company will obtain such
additional financing on a timely basis.   To date the Company has not earned
revenues and is conducting only minimal business operations.

The Company is in the Exploration Stage and is engaged in the search for mineral deposits (reserves) which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. There can be no assurance that a commercially viable mineral deposit exists on the Company's Property. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

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Alfredo De Lucrezia, President and Director of the Company, is the owner of a painting and decorating business and co-owner of Gala Events, a private company, in addition to being a Director and Officer of two public companies which trade
on the Canadian Venture Exchange.   Mr. Maurizio Grande, Director of the
Company, is co-owner of a private company in the marble products industry.

The Company entered into a share exchange agreement dated March 31, 1999 with Tanuta, the Company's wholly owned subsidiary, and the shareholders of Tanuta, whereby the Company agreed to purchase all of the 11,000,010 outstanding common shares of Tanuta in exchange for 11,000,010 common shares of the Company, at an ascribed value of $Nil, to the shareholders of Tanuta. Accordingly, Tanuta is a wholly owned subsidiary of the Company. See the section headed "Subsidiaries" herein.

The Company by way of its subsidiary, Tanuta, has an option to acquire an interest in the property described below under the heading "Star, Pul, Sun and Skarn Claims - Acquisition". The Company intends to carry out exploration work on the Property in order to ascertain whether the Property possesses commercially developable quantities of gold and other precious minerals. However, the Company does not expect to commence exploration work on the Property until it is listed for trading on the NASD OTC Bulletin Board. At that time the Company intends to raise additional funds from public financings or private placements in order to meet its property payment obligations discussed below. The Company's option to acquire an interest in the Star, Pul, Sun and Skarn Claims, is its sole property interest.

Star, Pul, Sun and Skarn ClaimsPul, Sun and Skarn Claims - Acquisition
----------------------------------------------------------------------

By assignment agreement dated October 15, 1997 (the "Agreement") with Dwight Webb ("Webb") of 321 Alberta Street, New Westminster, British Columbia, Tanuta acquired Webb's right to purchase an undivided 100% interest in Tanuta's mineral property (the "Property"), pursuant to an underlying option agreement dated June 15, 1997 between John M. Mirko ("Mirko") of 541 Hermosa Avenue, North Vancouver, British Columbia and Webb, and subsequent amendment agreements dated January 20, 1998 and August 15, 2000 between Mirko, Webb and Tanuta (collectively the "Underlying Agreements"). The option may be exercised by Tanuta by the cash payment of an aggregate CDN$280,000 (approximately US$186,666) to Mirko and the expenditure of CDN$75,000 (approximately US$50,000) for exploration work on the Property, as follows:

(a) paying Mirko CDN$30,000 (approximately US$20,000) in cash, which amount was paid by the Company in November, 1997;

(b) expending CDN$75,000 (approximately US$50,000) on an exploration work program on the Property, on or before June 15, 1998, which expenditure was made by a series of payments by the Company between August and October, 1997;

(c) paying Mirko an aggregate CDN$250,000 (approximately US$166,666) in cash, as follows: (i) CDN$50,000 (approximately US$33,333) on or before December 15, 2001; (ii) CDN$75,000 (approximately US$50,000) on or before December 15, 2002; and (iii) CDN$125,000 (approximately US$83,333) on or before December 15, 2003.

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
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Pursuant to the Underlying Agreements, the Pul, Sun and Star mineral claims are subject to a 3% net smelter return royalty payable to Cheni Resources Inc. of 1300, 40 University Avenue, Toronto, Ontario ("Cheni") as to a 2.85% interest and Meota Resources Corp. of 1701, 333 - 7th Avenue S.W., Calgary, Alberta ("Meota") as to a 0.15% interest, and the Skarn mineral claim is subject to a 3% net smelter return royalty payable to Mirko (collectively the "NSR"). Pursuant to the terms of the Underlying Agreements Tanuta has the option to purchase up to a maximum of two-thirds of the NSR (being a maximum 2% NSR) payable on the entire Property, by paying Mirko, or his designates or nominees, a total purchase price of up to CDN$2,000,000 (approximately US$1,333,333). Pursuant to the Underlying Agreement, Mirko will pay Cheni and Meota any proceeds received therefrom, on a pro-rata basis and Mirko will not receive any consideration for the purchase by Tanuta of up to a 2% NSR on the Property.

Pursuant to the Underlying Agreement, Tanuta is obligated to contract the first CDN$200,000 (approximately US$133,333) of exploration expenditure work programs to be conducted on the Property to John R. Poloni, B.Sc., P.Eng.

If Tanuta does not fulfill its obligations as set out above, the option shall terminate and Tanuta will forfeit to Webb any interest in the Agreement and Underlying Agreement free and clear of all encumbrances. Any monies already paid by Tanuta will be non-refundable.

To keep the Agreement and the Property in good standing Tanuta must fulfil the obligations as set out above and file assessment work on the claims before their respective due dates. For further particulars of the assessment work to be carried out on the claims and due dates of the claims, refer to the table under the heading "Location and Description" hereunder.

The consideration under the Agreement was determined by arms length negotiations between Tanuta and Webb. Webb, Mirko, Cheni and Meota are all at arm's length to Tanuta.

Tanuta's only property interests, which are subject to an option to acquire, are the Star, Pul, Sun and Skarn mineral claims, also known as the Acapulco Group, which is the subject of an engineering report dated October 15, 1997, prepared by John R. Poloni, B.Sc., P.Eng. ("Report"). Mr. Poloni's Report has been independently reviewed by J.H. Montgomery, Ph.D., P.Eng. of Montgomery Consultants Ltd., pursuant to a letter dated May 21, 1998. Messrs Poloni and Montgomery have no beneficial interest, either directly or indirectly, in the Acapulco Group and they do not own, directly or indirectly, any securities of the Company or of its affiliates, save that the Underlying Agreement provides that Tanuta is obligated to contract the first CDN$200,000 (approximately US$133,333) of exploration expenditure work programs, to be conducted on the Property, to Mr. Poloni.

A copy of the Report is available for inspection during the period of the Offering and for 30 days thereafter at the registered and records office of the Company at Suite 1750, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. The technical information on the Acapulco Group contained in this section has been extracted or summarized from the Report.

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
Page 9

Location and Description
------------------------

The Property consists of 4 mineral claims located at 57 degrees, 12 minutes North Latitude, 127 degrees, 57 minutes West Longitude in the Toodoggone River Area, Omineca Mining Division, in the Province of British Columbia, N.T.S. 94E/2W (refer to Plan No. 1 - Property Location Map, herein), more particularly described as follows:

================================================================================
   Name        Number of Units           Record Number           Expiry Date
--------------------------------------------------------------------------------
    Star               15                   238410           March 26, 2001 [1]
--------------------------------------------------------------------------------
    Pul                12                   238309           August 15, 2001 [2]
--------------------------------------------------------------------------------
    Sun                 8                   238411           March 26, 2001 [1]
--------------------------------------------------------------------------------
    Skarn              12                   358286           July 30, 2001 [2]
================================================================================

[1] The Company proposes to pay CDN$4,830 (approx. US$3,220) cash in lieu of assessment work to maintain the claims in good standing until 2002.

[2] In the event that the Company is listed for trading on the NASD OTC Bulletin Board and completes a public financing prior to the expiry date of the claims, the Company will carry out assessment work consisting of rock sampling analysis and geochemical analysis on the claims at a cost of CDN$4,800 (approx. US$3,200) in order to maintain the claims in good standing until 2002. If the Company is unable to complete the foregoing assessment work, the Company will pay CDN$5,040 (approx. US$3,360) cash in lieu of assessment work to maintain the claims in good standing until 2002.

The Property is centered at approximately eight kilometres due east of the Sturdee airstrip and seven kilometres north of the junction of the Firesteel and Finlay Rivers. The Baker Mine and Mill complex is situated at twelve kilometres northwesterly.

Access to the Property is via fixed wing aircraft to the Sturdee airstrip from Prince George or Smithers, and then by helicopter, and additional distance of approximately eight kilometers. Smithers is located approximately 280 kilometres south of the Sturdee airstrip. Access to the Property is via fixed wing aircraft to the Sturdee airstrip from Prince George or Smithers, and then by helicopter, and additional distance of about 8 kilometers. Smithers is located approximately 280 kilometers south of the Sturdee airstrip. The nearest road access is the Baker Mine access road or the main Cheni Mine road south of the Sturdee airstrip.

The main Omineca mine access road from Windy Point on the Provincial Highway #97, north of Prince George is being upgraded by logging companies to the Osilinka camp and then by Royal Oak (Kemess Mine) and the Provincial Government to the area of the Sturdee airstrip. A hydro electric power line is being installed along the access road to supply power to the Kemess Mine.

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
Page 10

Exploration History
-------------------

Initial work on parts of the Property dates back to 1972 when Amax located the Dumac Group of claims. In 1977 Cominco located four units covering parts of the present Star and Sun mineral claims. Minas de Cerro Dorado owned the Riga Group located 2 kilometres to the northeast of the Company's Property.

The Report describes a reconnaissance soil geochemical survey on the 4-unit Amigo Group. Mineralization exposed, consisted of skarn type Zn/Cu/Pb/Ag showings occurring at a quartz-monzonite-limestone contact. Reconnaissance soil geochemical sampling was undertaken over the inferred intrusive-limestone contact area in a grid approximately 600 x 600 metres, with sample sites at 50 metre intervals. B-horizon material was sampled and analysis completed and at least three anomalous zones were outlined with the largest being 150 x 100 metres enclosed by the 1500 ppm Zn contour.

S.E.R.E.M. Inc. undertook silt, soil and rock sampling, geological mapping, magnetics, and a V.L.F.-E.M. survey in 1980, 1982 and 1985, finishing with the completion of 864.67 metres of diamond drilling in 1987. Work performed by S.E.R.E.M. Inc. in 1980 included drainage silt sampling, soil sampling along treeline and one grid, preliminary mapping and minor prospecting of approximately 2.1 square kilometres. Samples collected were, silt 35, soil contour 82, soil grid 105 and rock prospecting 25.

The 1980 work covered parts of the Aca and Acapulco claims contiguous on the north to the Pul claim. Further prospecting and trenching were recommended accompanied by a detailed study of fracture patterns to determine trends of mineralization.

In 1985 S.E.R.E.M. Inc. completed geological and geophysical surveys over the Pul, Sun, and Star claims situated immediately south and west of Drybrough Peak. The work consisted of detailed geological mapping and a V.L.F.-E.M. survey, over a re-established survey grid which followed the original grid as closely as possible. A total of 1.3 kilometres of baseline and 12.4 kilometres of crosslines were established.

In 1987, five diamond drill holes were drilled on the Star claim for a total of
864.67 metres.  Drill hole data is as follows:

DDH #87-A-1
-----------

Length:        170.69 metres

Azimuth:       281 degrees

Inclination:   -70 degrees


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================================================================================
 Interval            Length                            Assay Data
                ----------------------------------------------------------------
                       M.              Au oz/T            Ag oz/T        Cu%
================================================================================
 122-134              1.0                0.005              0.12         0.034
--------------------------------------------------------------------------------
 134-135              1.0                0.001              0.08         0.036
--------------------------------------------------------------------------------
 135-136              1.0                0.009              0.29         0.212
--------------------------------------------------------------------------------
 136-137              1.0                0.053              2.73         2.670
--------------------------------------------------------------------------------
 137-138              1.0                0.002              0.36         0.480
--------------------------------------------------------------------------------
 138-139              1.0                0.002              0.11         0.032
--------------------------------------------------------------------------------
 139-140              1.0                0.001              0.05         0.016
--------------------------------------------------------------------------------
 140-141              1.0                0.001              0.06         0.009
================================================================================


DDH #87-A-2
-----------

Length:        144.78 metres

Azimuth:       281 degrees

Inclination:   -55 degrees

================================================================================
 Interval            Length                            Assay Data
                ----------------------------------------------------------------
                       M.              Au oz/T            Ag oz/T        Cu%
================================================================================
 74.95-75.95          1.0                0.014              0.59
--------------------------------------------------------------------------------
 75.95-76.95          1.0                0.028              0.53
--------------------------------------------------------------------------------
 76.95-77.95          1.0                0.036              0.60
--------------------------------------------------------------------------------
 77.95-78.95          1.0                0.010              0.18
================================================================================


DDH #87-A-3
-----------

Length:        158.44 metres

Azimuth:       234 degrees

Inclination:   -60 degrees


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Page 12

================================================================================
 Interval            Length                            Assay Data
                ----------------------------------------------------------------
                       M.              Au oz/T            Ag oz/T        Cu%
================================================================================
 93.36-94.36          1.0                0.116              0.61
--------------------------------------------------------------------------------
 94.36-95.36          1.0                0.047              0.36
--------------------------------------------------------------------------------
 95.36-96.36          1.0                0.032              0.24
--------------------------------------------------------------------------------
 96.36-97.36          1.0                0.034              0.29
--------------------------------------------------------------------------------
 97.36-98.36          1.0                0.134              0.57
--------------------------------------------------------------------------------
 98.36-99.36          1.0                0.099              0.58
--------------------------------------------------------------------------------
  99.36-100.36        1.0                0.093              0.71
--------------------------------------------------------------------------------
 100.36-101.36        1.0                0.125              0.81
--------------------------------------------------------------------------------
 101.36-102.36        1.0                0.093              0.63
--------------------------------------------------------------------------------
 102.36-103.36        1.0                0.063              0.47
--------------------------------------------------------------------------------
 103.36-104.36        1.0                0.069              0.36
--------------------------------------------------------------------------------
 104.36-105.57        1.21               0.046              0.36
================================================================================
 AVG.
================================================================================
 93.36-105.57        12.21               0.078              0.50
================================================================================


================================================================================
 Interval            Length                            Assay Data
                ----------------------------------------------------------------
                       M.              Au oz/T            Ag oz/T        Cu%
================================================================================
 119.80-120.50        0.7                0.099              0.49
--------------------------------------------------------------------------------
 120.50-121.50        1.0                0.037              0.19
--------------------------------------------------------------------------------
 121.50-122.50        1.0                0.007              0.12
--------------------------------------------------------------------------------
 122.50-123.50        1.0                0.011              0.14
--------------------------------------------------------------------------------
 123.50-124.50        1.0                0.041              0.37
--------------------------------------------------------------------------------
 124.50-125.50        1.0                0.065              0.36
--------------------------------------------------------------------------------
  125.50-126.50       1.0                0.168              0.54
--------------------------------------------------------------------------------
 126.50-127.50        1.0                0.071              0.36
--------------------------------------------------------------------------------
 127.50-128.60        1.1                0.018              0.19
--------------------------------------------------------------------------------
 128.60-129.60        1.0                0.052              0.27
--------------------------------------------------------------------------------
 129.60-130.60        1.0                0.031              0.21
--------------------------------------------------------------------------------
 130.60-131.60        1.0                0.020              0.12
--------------------------------------------------------------------------------


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Page 13

--------------------------------------------------------------------------------
 131.60-132.69        1.09               0.036              0.31
--------------------------------------------------------------------------------
 132.69-134.00        1.31               0.047              0.66
--------------------------------------------------------------------------------
 134.00-135.00        1.0                0.031              0.48
--------------------------------------------------------------------------------
 135.00-136.00        1.0                0.032              0.46
--------------------------------------------------------------------------------
 AVG.
--------------------------------------------------------------------------------
 119.80-136.00       16.20               0.047              0.33
================================================================================


DDH #87-A-4
-----------

Length:        229.52 metres

Azimuth:       234 degrees

Inclination:   -70 degrees


================================================================================
 Interval            Length                            Assay Data
                ----------------------------------------------------------------
                       M.              Au oz/T            Ag oz/T        Cu%
================================================================================
 128.10-129.10        1.0                0.013              0.22
--------------------------------------------------------------------------------
 129.10-130.10        1.0                0.006              0.36
--------------------------------------------------------------------------------
 130.10-131.10        1.0                0.035              0.35
--------------------------------------------------------------------------------
 131.10-132.10        1.0                0.018              0.25
--------------------------------------------------------------------------------
 132.10-133.10        1.0                0.059              0.30
--------------------------------------------------------------------------------
 133.10-134.10        1.0                0.003              0.24
================================================================================


DDH #87-A-5
-----------

Length:        161.24 metres

Azimuth:       281 degrees

Inclination:   -60 degrees


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Page 14

================================================================================
 Interval            Length                            Assay Data
                ----------------------------------------------------------------
                       M.              Au oz/T            Ag oz/T        Cu%
================================================================================
 96.0-97.0            1.0                0.004              0.07
--------------------------------------------------------------------------------
 97.0-98.0            1.0                0.023              0.22
--------------------------------------------------------------------------------
 98.0-99.0            1.0                0.070              0.53
--------------------------------------------------------------------------------
 Also:
--------------------------------------------------------------------------------
 130.0-131.0          1.0                0.002              0.66
--------------------------------------------------------------------------------
 131.0-132.0          1.0                0.001              0.32
--------------------------------------------------------------------------------
 132.0-133.0          1.0                0.379              7.175
--------------------------------------------------------------------------------
 133.0-134.0          1.0                0.001              0.04
================================================================================


The 1987 diamond drill program tested only a very small section of the anomalous limestone intrusive contact area, approximately 100 metres in length. The Report states that positive results were obtained in this program. Drill hole 87-A-3 contained a 12.21 metre section which averaged 0.078 Au oz/T and 0.50 Ag oz/T, and 16.20 metres averaging 0.047 Au oz/T and 0.33 Ag oz/T. The highest grade section was obtained in drill hole 87-A-5 where a 1.0 metre interval assayed 0.379 Au oz/T - 7.175 Ag oz/T.

In summary, drill hole 87-A-1 returned low values for gold, silver and copper except for a 1.0 metre interval at 136-137 which assayed 0.053 Au oz/T, 2.73 Ag oz/T and 2.670% Cu. Drill hole 87-A-2 contained (2) one metre intervals of
0.028 and 0.036 Au oz/T. Drill hole 87-A-3 contained (2) wide sections of very positive results as described above. Hole 87-A-4 had (2) one metre sections assaying 0.035 and 0.059 Au oz/T within the skarn-limestone horizon. The highest grade intersection was obtained in drill hole 87-A-5 at 0.379 Au oz/T and 7.175 Ag oz/T.

Further drilling is required to properly explore this area and other anomalous zones.

Geology and Mineral Deposits
----------------------------

The host rocks consist of Permian Asitka Group or Triassic Takla Group-Limestone with Early Jurassic Omineca intrusion - quartz monzonite-hornblend, pyroxene gabbro. Mineralization consists of gold, silver, copper, lead and zinc occurring in skarn at the contact of limestone with quartz monzonite, with subvertical fractures being the possible fluid mineralization path.

The Asitka Group outcropping along the ridge in the middle of the claim group consists of recrystallized limestone and marble with minor interbeds of feldspar porphyritic andesite. Limestone beds are mapped on the Skarn claim immediately upslope of Drybrough Creek, near the easterly end of line 120N. Along the ridge in the middle of the claim block limestone units strike NW-SE with moderate dips of about 30 degrees to the east.

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Page 15

Omineca intrusive rocks consisting of coarse textured quartz diorite to quartz monzonite underlie the Asitka limestone.

Mineralized skarn zones formed by contact metasomatism are present at the contact of the intrusive rocks and the limestone.

The Report states:

     "Skarns are exposed at the contact of the limestone with the intrusions all around the ridge at lower elevations on the claim group. Minor skarns along with some quartz dioritic and quartz monzonitic intrusions and lamprophyre dykes are also observed on top of the ridge suggesting the intrusion has an undulating contact with apophyses and embayments.

     The skarns appear to be related to predominantly 160/170/E fractures. The chalcedony fracture fillings (possibly excess silica left over during the skarn-forming reactions) also are related to the same fractures. Tracing of these fractures will possibly lead to skarns hidden within the embayments of the intrusion. Minor skarn also occur along the bedding planes of the limestone unit.

     The skarns primarily consist of magnetite, diopside, grossular garnet and epidote near the intrusion and away from the intrusion they consist of diopside, epidote, wollastonite with minor garnet.

     The intrusion exhibits extensive hydrothermal alteration in the vicinity of the skarns. It is completely bleached of Mafic minerals with intense K-Feldspar alteration and quartz veining. Where exposed, tracing of the alteration zones within the intrusion towards the carbonates lead to skarns.

     MINERALIZATION
     --------------

     Three types of mineralization are present on the claim group. They are the following:

     1. Mineralization consisting of chalcopyrite, bornite, malachite, pyrite, pyrrhotite, magnetite, minor galena and sphalerite with gold values is associated with skarn zones. Grab samples from this type of mineralization are assayed for gold and silver. Assays are shown in the table below.

================================================================================
   Character   Ag oz/ton   Au oz/ton      Location          Mineralogy
    Sample
================================================================================
 25446           32.0        0.50        7+00E;1+30S    Skarn (Cpy.& Mal.)
--------------------------------------------------------------------------------
 25447            0.1       L0.01        Hand Trench-2  Skarn (Magnetite)
--------------------------------------------------------------------------------
 25448            1.8        0.78        Hand Trench-2  Skarn (Mag., Cpy.& Mal.)
--------------------------------------------------------------------------------
 25449            0.5        0.75        Hand Trench-2  Skarn (Mag., Cpy.& Mal.)
--------------------------------------------------------------------------------
 25450            0.8        0.21        Hand Trench-2  Skarn (Malachite)
================================================================================

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     2.  The second type of mineralization consists primarily of galena with minor sphalerite in narrow veinlets in limestone. This does not appear to have much potential. Several samples were assayed for silver and gold in 1982.

     3. Chalcopyrite and molybdenum mineralization with associated K-feldspar alteration occurs in the quartz monzonitic phase of the intrusion."

Exploration 1997
----------------

     Survey Grid
     -----------

A survey grid was established over the Property with a central base line bearing N 45 degrees W for 3000 metres, two tie lines at 90+00E and 11O+OOE., respectively, and 58,300 metres of grid lines. Survey stations were established at 50 metre intervals along the lines. Some lines along the eastern side of the grid were not completed because of scarps and talus terrain. A total of 67.3 kilometres of grid, base line and tie lines was established.

     Geochemical Soil Survey
     -----------------------

Soil samples were collected over accessible areas of the established survey grid. A total of 864 samples were collected at 50 metre spacing along the survey lines. Analysis was undertaken in Vancouver using ICP-9 element method for soil samples with gold being done Au wet. Analysis were completed for Ag, As, Co, Cu, Ni, Pb, Sb, Zn and Mo. Assay data has been calculated to determine anomalous parameters and plotted on a series of contour maps, at a scale of 1:5000. Anomalous parameters have been calculated as follows:

================================================================================
 Element                Mean               Background           Anomalous
--------------------------------------------------------------------------------
 Gold                  17 PPb                35 PPb              70 PPb
--------------------------------------------------------------------------------
 Copper                44 PPm                88 PPm             175 PPm
--------------------------------------------------------------------------------
 Molybdenum             2.9 PPm               5.8 PPm            11.6 PPm
--------------------------------------------------------------------------------
 Lead                  75 PPm               150 PPm             300 PPm
--------------------------------------------------------------------------------
 Zinc                 300 PPm               600 PPm            1200 PPm
--------------------------------------------------------------------------------
 Arsenic               18 PPm                36 PPm              72 PPm
--------------------------------------------------------------------------------
 Silver                                                       Greater 2.0 PPm
================================================================================

The results of the soil geochemical survey for gold indicates that the limestone-intrusive contact zone is strongly anomalous with highly positive response forming an oval halo around the height of land defined by the Asitka limestone unit.

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An anomalous silver zone greater than two ppm corresponds roughly with the indicated gold soil anomalies. Arsenic response in part does correspond to silver anomalies.

Copper anomalies are not as pronounced as the gold anomalies but also indicate that the contact zone of the limestone/intrusion is an important area for further work. Molybdenum values contoured at greater than 5ppm correspond to copper anomalies in the north central part of the grid. Significant areas of anomalous molybdenum response are shown in the southwest and southeast parts of the survey grid.

Coincident lead/zinc anomalies are found corresponding to the oval halo as indicated for gold response. The most significant values obtained are in the area of the old "Cominco Showings" between lines 94N to 98N with a high of 6192 ppm Pb and 6397 ppm Zn.

     Rock Sampling
     -------------

Thirty-two grab type rock samples were collected of mineralized outcrops over the Property. Analysis was undertaken using I.C.P. methods for eight elements, Ag, As, Co, Cu, Ni, Pb, Sb, Zn and gold fire assay gravimetric finish.

Samples were collected of poorly exposed mineralized outcrops in areas of overburden; along cliff faces with difficult steep slopes; and from talus slopes below cliffs, where outcrop exposures were inaccessible. Generally, grab type samples were taken which are considered as typical of the better mineralized outcrops. In all cases the extent of the mineralization would not be properly defined because of poor exposure (overburden) cover, severe cliff faces or talus environment. Definition of the extent of the mineral showing is to be undertaken as part of the Phase I work program. The samples could better be described as character samples collected from several areas on the Property so as to define and describe the type and extent of the mineral showings Sample and assay data are as follows:

=========================================================================================================================
 Sample No.   Description                                                      Assay Data
              + Location
                                                 ------------------------------------------------------------------------
                                                      Au. g/T             Ag.g/T           Cu         Pb         Zn
                                                                                           %          %          %
=========================================================================================================================
S971A     Magnetite, Hematite, Skarn, Cu, Py            0.05               14.7
-------------------------------------------------------------------------------------------------------------------------
S971B     Skarn, Epidote, Rich Cu                       0.50               21.4             3.37
-------------------------------------------------------------------------------------------------------------------------
S972     Massive Cu                                     6.09              192.0           25.6
-------------------------------------------------------------------------------------------------------------------------
S973     40 Metres N. of S971 A&B                       0.20                7.6
-------------------------------------------------------------------------------------------------------------------------
S974A*   L94+75N-102+75E                                0.08               63.1
         Magnetite, Cu, Pb, Zn, Sub
         outcrop in Talus
-------------------------------------------------------------------------------------------------------------------------

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Page 18

=========================================================================================================================
 Sample No.   Description                                                      Assay Data
              + Location
                                                 ------------------------------------------------------------------------
                                                      Au. g/T             Ag.g/T           Cu         Pb         Zn
                                                                                           %          %          %
=========================================================================================================================
S974B*    Malachite, Pb, Zn, Skarn                      0.02               23.6                                   2.14
-------------------------------------------------------------------------------------------------------------------------
S975      Qtz., Magnetite, Cu                           9.80              181.0            18.2
-------------------------------------------------------------------------------------------------------------------------
S976      Skarn, Cu                                     1.29               10.3
-------------------------------------------------------------------------------------------------------------------------
S977      Syenite, K. Feldspar Cu on                    0.33                2.9
          fracture faces
          Malacite/Azurite
-------------------------------------------------------------------------------------------------------------------------
S978      Cu massive qtz.                              29.08              166.0            16.75
-------------------------------------------------------------------------------------------------------------------------
S979      Sediment silicified                           0.38                7.2
-------------------------------------------------------------------------------------------------------------------------
S9712     Skarn, Cu                                     0.95               10.1
-------------------------------------------------------------------------------------------------------------------------
S9714     L94+75N, 102+75E                              0.06               53.8             2.78                  4.75
          Sub outcrop, Skarn, Pb/Zn, Cu
-------------------------------------------------------------------------------------------------------------------------
S9715*    L94+75N, 102+75E                              0.04               18.9                                  10.80
          Skarn, Zn
-------------------------------------------------------------------------------------------------------------------------
S9716*    L94+75N, 102+75E                              0.43              129.0             3.95
          Skarn, Py, Cu
-------------------------------------------------------------------------------------------------------------------------
S9717*    L94+75N, 102+75E                              0.06              122.0             4.410                 6.70
          Same location as 14,15,16,18
-------------------------------------------------------------------------------------------------------------------------
S9718*    Same location as above                        0.13              192.0             1.92
-------------------------------------------------------------------------------------------------------------------------
S9719*    L95+75N, 102+65E                             15.62               45.1             1.21
          Skarn, Epidote
-------------------------------------------------------------------------------------------------------------------------
S9720*    L94+75N, 102+60E                              0.36              169.0             1.46      1.49        1.83
          Cu, Magnetite float
-------------------------------------------------------------------------------------------------------------------------
S9721     Dike, Minor py                                0.12                4.5
-------------------------------------------------------------------------------------------------------------------------
S9722*    L93N, 107+70E                                 0.16               12.5                       2.08        2.27
          Talus Float
-------------------------------------------------------------------------------------------------------------------------
S9723*    Talus Float Slabs                             0.22               44.3                                   7.30
          Large @ 97+00N, 102+50E
-------------------------------------------------------------------------------------------------------------------------
T/L       120N, 110E, Grab                              0.01                2.1
-------------------------------------------------------------------------------------------------------------------------
Location  93+40N, 106+50E                               0.07               38.6             1.210
-------------------------------------------------------------------------------------------------------------------------
L94N-95N,                                               0.05               42.6
102E
-------------------------------------------------------------------------------------------------------------------------
L95N,                                                   0.06               43.5                       8.50       12.10
94+00E
-------------------------------------------------------------------------------------------------------------------------

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Page 19


=========================================================================================================================
 Sample No.   Description                                                      Assay Data
              + Location
                                                 ------------------------------------------------------------------------
                                                      Au. g/T             Ag.g/T           Cu         Pb         Zn
                                                                                           %          %          %
=========================================================================================================================
-------------------------------------------------------------------------------------------------------------------------
L95N,                                                   0.15              278.0            1.040
94+55E
-------------------------------------------------------------------------------------------------------------------------
L98+10N,                                                3.33               41.8            1.760
104+20E
-------------------------------------------------------------------------------------------------------------------------
L98+50N,                                                0.02                4.4
105+50E
-------------------------------------------------------------------------------------------------------------------------
L100+50N,                                               0.05               35.2            1.400
101+00E
-------------------------------------------------------------------------------------------------------------------------
L100+75N,                                               0.18               42.9            1.690
100+50E
-------------------------------------------------------------------------------------------------------------------------
L100+80N,                                               7.86              275.0            4.570
100+25E
=========================================================================================================================

     Magnetometer Survey
     -------------------

During the period August to September, a magnetometer survey was completed over the established grid. Approximately 30.0 line kilometres were covered with readings being taken at 50 metre intervals along the lines, which were established at 100 metre spacing.

The main magnetic trends appear to be related to the contact zones between the Asitka Group limestone and the Omineca intrusion where skarn type mineralization has developed. The strongest response is centered near the previous diamond drill hole locations and also south of the westerly flowing creek near the "Cominco Showings" along lines 93N-95N, inclusive. The survey grid is to be extended.

     V.L.F. - E.M. Survey
     --------------------

A V.L.F.-E.M. survey was undertaken over parts of the survey grid to confirm data obtained in work reported by S.E.R.E.M. Inc in 1985. Approximately 13.0 line kilometres of survey was completed. Conductive trends appear to correspond with results obtained in the 1985 work undertaken by S.E.R.E.M. Inc.

     Conclusions
     -----------

The Report states that an examination of survey data from geophysics, Mag and V.L.F.-E.M. in conjunction with soil and rock geochemistry, and supplemented by the small diamond drill program completed in 1987, indicates that the whole limestone intrusive contact zone, whether exposed or hidden, has potential of containing zones of economic mineralization. Some areas along the easterly

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Page 20

scarp where gold, silver and copper assays were obtained were not tested with geophysics because of difficult terrain but these may contain zones of economic potential.

Proposed Exploration Program
----------------------------

The Report states that the results of the 1997 surveys are encouraging, indicating that the total area of the limestone/intrusive contact where skarn mineralization has developed warrant follow-up exploration. Chalcedony fracture fillings within the limestone, minor skarns with quartz diorite and monzonite, and lamprophyre dikes observed at the height of land within the limestone could indicate an undulating contact zone. Drilling will initially be undertaken in the area previously drilled, on the Cominco Showing, and where coincident geochemistry and geophysical surveys are strongest.

The Report recommends a two phase work program totalling CDN$546,000 (approximately US$364,000), which recommendations have been made by the Company's independent consulting engineer, John R. Poloni, B.Sc., P.Eng., and which recommendations have been independently reviewed by J.H. Montgomery, Ph.D., P.Eng.

Phase I consists of detailed magnetics and V.L.F.-E.M. surveys, dozer and backhoe trenching along the limestone/intrusive/skarn contact to explore geochemical anomalies, rock sampling and further diamond drilling on the Property, estimated to cost CDN$246,000 (approximately US$164,000). The Company does not expect to commence exploration work on the Property until it is listed for trading on the NASD OTC Bulletin Board. At that time the Company intends to raise additional funds from public financings or private placements in order to carry out its Phase I program.

The Phase I work program will require approximately three months to complete if undertaken during summer months. The Phase II work program will be defined upon the results of the Phase I work program, and will also require approximately three months to complete.

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Proposed Budget for Phase I:
----------------------------

================================================================================
Camp Costs (5 men for 30 days @ 100/day) CDN$ 15,000 (approximately US$10,000)
--------------------------------------------------------------------------------
Dozer and Backhoe Trenching and          CDN$ 20,000 (approximately US$13,333)
Drill moves
--------------------------------------------------------------------------------
Magnetometer Survey                       CDN$  8,000 (approximately US$5,333)
--------------------------------------------------------------------------------
V.L.F. - E.M. Survey                      CDN$  8,000 (approximately US$5,333)
--------------------------------------------------------------------------------
Rock sampling, trenches and outcrop       CDN$  5,000 (approximately US$3,333)
--------------------------------------------------------------------------------
Diamond Drilling - NQ thin wall 900
metres@ $100 per metre                    CDN$ 90,000 (approximately US$60,000)
--------------------------------------------------------------------------------
Helicopter support (45 hrs @ $1,000/hr)   CDN$ 45,000 (approximately US$30,000)
--------------------------------------------------------------------------------
Mobilization and demobilization           CDN$ 15,000 (approximately US$10,000)
--------------------------------------------------------------------------------
Report and Engineering                    CDN$ 20,000 (approximately US$13,333)
--------------------------------------------------------------------------------
Contingencies                             CDN$ 20,000 (approximately US$13,333)
--------------------------------------------------------------------------------
Total:                                    CDN$246,000 (approximately US$164,000)
                                             -----------------------------------
================================================================================

The Phase II work program is contingent on the results of Phase I. However, Phase II will include geophysical surveys, if necessary, trenching, mobilization, camp costs, with the major emphasis on additional diamond drilling and assay analysis, at an estimated cost of CDN$300,000 (approximately US$200,000). In the event the Company proceeds with Phase II, the Company, once listed on the NASD OTC Bulletin Board, intends to raise the additional funds from public financings or private placements.

THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THIS PROPERTY AND THE PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE.

Company's Plan of Operation
---------------------------

The Company does not expect to commence the Phase 1 exploration program on the Property until it is listed for trading on the NASD OTC Bulletin Board. At that time the Company intends to raise additional funds from public financings or private placements in order to meet its exploration and property payment obligations as discussed herein. The Company will assess whether to proceed with Phase 2 of the exploration program upon completion of Phase 1 and an evaluation of the results of the Phase 1 exploration program.

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Page 22

RISK FACTORS
------------

Exploration Stage
-----------------

The Company is in the Exploration Stage and is engaged in the search for mineral deposits which are not in either the Development Stage or Production Stage. It is a new company with a limited operating history. It faces all of the risks inherent in a new business. The Company's prospects, given the nature of its business, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future.

Going Concern

The Company has incurred a net loss of $297,967 for the period from May 13, 1996 (inception) to December 31, 2000, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties. Once the Company has listed for trading on the NASD OTC Bulletin Board, Management plans to seek additional capital through public offerings or private placements of its common stock

Potential for Failure of the Company's Business

The Company may not be successful in its effort to further its business. Even if the Company were to successfully meet the goals it has set for itself the aforesaid goals may not be achieved within the respective time-frames set for them herein. The limited extent of the Company's assets and the Company's stage of exploration as well as the Company's limited operating history make it subject to the risks associated with start-up companies. For example, the Company, like many start-up companies, does not have revenues and may experience cash flow difficulties. It may, therefore, be required to rely on equity or bank financing to meet any cash needs in the short term. Such financing may not be available. Earning revenue depends on successful exploration of the Company's Property. The Company may require additional financing to carry out further exploration on its Property and such financing may not be available when required. Any or all of these factors may cause the Company's business to fail.

History of Earnings

The Company has no history of earnings or the provision of a return on investment and there is no guarantee that either the Company nor its current Property will generate any earnings, operate profitably or provide a return on investment in the future.

Lack of Public Market

There is not now, and there may never be, a public market of any kind for the securities issued by the Company. There is no assurance that the price of the Company's common stock in any market which may develop will be greater than the

3962000030

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Page 23

offering price. As a result of these factors, holders of the Company's common stock may not be able to liquidate their investment.

Designation as a Penny Stock

The Company's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

Ability To Raise Additional Capital

The Company may not be able to raise additional funds in order to earn its interest in its Property. If such funds are not available the Company's business may fail and investors may lose their entire investment. Additional financing may come in the form of securities offerings or from bank financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company. In the event the Company has not achieved certain milestones, or consummated further financings, the Company will have severe cash flow and liquidity problems and may cease at that point to be a viable commercial entity.

Ability to Retain Qualified Management Personnel

The Company's present management structure, although adequate for the early stage of its operations, has no formal training and has limited experience in the technical aspects or management of a mineral exploration company. The ability of the Company to recruit and retain capable and effective individuals is unknown. The loss of the services of its current officers, or the inability of the Company to attract, motivate and retain highly qualified executive personnel in the future could result in failure of or cause serious disruption to the Company's business.

Potential Conflicts Of Interest

There are various interrelationships between the officers and directors of the Company which may create conflicts of interest that might be detrimental to the Company. The Company's directors and officers will deal with any such conflicts of interest, should they arise, in accordance with applicable corporate law principles.

No Foreseeable Dividends

The Company does not anticipate paying dividends on its common stock in the foreseeable future but plans to retain earnings, if any, for the operation, growth and expansion of its business.


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
Page 24

Currency Fluctuation

The Company's potential operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuations may also influence future contribution margins.

Competition and Marketing
-------------------------

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Title Matters
-------------

The Company has obtained industry standard title opinions with respect to its mineral properties, which can not be construed as a guarantee of title. The properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

Compliance with Government Regulation
-------------------------------------

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in the Province of British Columbia, specifically. The future operations of the Company may require permits from various federal, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on the Company's properties.

Prior to the initiation of the Company's work programs, the Company is required to inform the British Columbia Ministry of Mines as to the proposed work, type and duration, how access will be undertaken, type of camp to be used and how the site will be maintained and rehabilitated. As much of the Company's physical work pertains to trenching and diamond drilling the contractors who will carry out the work are well versed in the proper maintenance and clean up of the work area. A Bond is generally requested by the Provincial Government so that environmental regulations can be maintained and often the work sites are visited by governmental officials to verify same. The cost of a Bond for the Company's property would be approximately CDN$5,000 (approx. US$3,333). On completion of

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
Page 25

the project phase, generally the amount of the Bond is returned to the Company, on application.

All phases of the Company's operations are subject to environmental regulation in the jurisdiction in which it operates. There is no assurance that future changes in environmental regulation, if any, will not have an adverse effect on the Company's operations.

The Company's Property may in the future, be the subject of aboriginal peoples' land claims. The legal basis of land claim is a matter of considerable legal complexity and the impact of a land claims settlement cannot be predicted with any degree of certainty, and no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company's activities.

Although the Company has investigated title to the Property in which it has an interest and, to the best of its knowledge, title to the properties are in good standing, this should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned. The Company's Property interest may be subject to prior unregistered agreements or transfers, native land claims or title may be affected by undetected defects.

Exploration Risk
----------------

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

No Known Bodies of Ore
----------------------

There are no known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the exploration of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration thereof, which is not presently contemplated. Any sale of equity capital will result in dilution to the existing shareholders.

Exploration Expenditures
------------------------

During 1997 the Company's wholly owned subsidiary, Tanuta, completed an exploration program on the Property consisting of prospecting and rock sampling, survey grid establishment, soil geochemical sampling with analysis for gold, silver, copper, lead, zinc, arsenic, cobalt, nickel and molybdenum, a

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Page 26

magnetometer survey and a VLF-EM survey. As at December 31, 1997, the Company incurred a total of $113,851 on mineral property exploration and maintenance costs on the Property, as discussed above.

Subsidiaries
------------

The Company has one wholly owned subsidiary, Tanuta Ventures Corp("Tanuta"). Tanuta was incorporated under the laws of the Province of British Columbia, Canada, on May 13, 1996. Tanuta's head office is Suite 314 - 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6.

Employees
---------

The Company has no paid or full time employees. The Company conducts its business through agreements with consultants and arms-length third parties.
None of the directors or officers are paid a salary for acting as a director or officer, except Alfredo De Lucrezia, President and Director of the Company, who provides management services to the Company (refer to Item 6, "Executive Compensation" hereunder for further particulars). The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis. The Company estimates that each director devotes two (2) hours of their time per month to the affairs of the Company, except for Mr. De Lucrezia (a director also serving as President), who devotes eighty (80) hours of his time per month to the affairs of the Company.

Patents and Trademarks
----------------------

The Company does not own, either legally or beneficially, any patent or trademark.

(c)   Reports to security holders

The Company will send an annual report, together with audited Financial Statements of the Company to security holders.

The Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, including filing reports with the Commission, upon the effectiveness of this Form 10-SB.
Any member of the public may read and copy any materials the Company files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.


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Page 27

Item 2.  Management Discussion and Analysis or Plan of Operation
         -------------------------------------------------------

The Company and its wholly owned subsidiary, Tanuta, are in the business of acquiring and exploring mineral properties and do not have a source of revenue at this time.

(a)   Plan of Operation.

As at the financial period ended December 31, 2000, the Company incurred a net loss of $60,388 and as at that date, the Company's current liabilities exceeded its current assets by $95,718.

For the next 12 months, management of the Company plans to satisfy its cash requirements by obtaining loans from certain of the Company's Directors, Officers and/or Shareholders in order to satisfy working capital needs and maintain its Property in good standing. The Company will assess whether to proceed with Phase 2 of the exploration program upon completion of Phase 1 and an evaluation of the results of the Phase 1 exploration program.

The Company's engineer has recommended a two phase work program totalling CDN$546,000 (approximately US$364,000). Accordingly, the Company will need to raise CDN$246,000 (approximately US$164,000) to complete Phase I and CND$300,000 (approximately US$200,000) to complete Phase II (if recommended).

Although there is no time limitation to complete the two Phase work program on the Property, the Company must maintain its Property in good standing by filing assessment work on its mineral claims before their expiry dates.

In order for the Company to maintain its Star and Sun mineral claims in good standing until 2002 (the claims expire in March, 2001), the Company will be required to pay CDN$4,830 (approx. US$3,220) cash in lieu of assessment work on the claims.

In the event that the Company is listed for trading on the NASD OTC Bulletin Board and completes a public financing prior to the expiry date of the Pul and Skarn claims (the claims expire in August and July, 2001), the Company will carry out assessment work consisting of rock sampling analysis and geochemical analysis on the Pul and Skarn claims at a cost of CDN$4,800 (approx. US$3,200) in order to maintain the claims in good standing until 2002. If the Company is unable to complete the foregoing assessment work, the Company will pay CDN$5,040 (approx. US$3,360) cash in lieu of assessment work to maintain the claims in good standing until 2002.

In addition, the Company is required to make property option payments totalling CDN$250,000 (approximately US$166,666) in cash, as follows: (i) CDN$50,000 (approximately US$33,333) on or before December 15, 2001; (ii) CDN$75,000 (approximately US$50,000) on or before December 15, 2002; and (iii) CDN$125,000 (approximately US$83,333) on or before December 15, 2003.

Other than maintaining the mineral claims in good standing, the Company does not expect to commence exploration work on the Property until it is listed for trading on the NASD OTC Bulletin Board. At that time the Company intends to

3962000030
raise additional funds from public financings or private placements in order to carry out its initial Phase I program.

To date the Company has not sought to secure sources of financing.

The Company may not be able to raise additional funds in order to earn its interest in its Property. If such funds are not available and the Company does not fulfill its obligations, as set out above, the option shall terminate and the Company will forfeit to Webb any interest in the Agreement and Underlying Agreement free and clear of all encumbrances. Any monies already paid by the Company will be non-refundable.

The Company has incurred a net loss of $297,967 for the period from May 13, 1996 (inception) to December 31, 2000, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties. Once the Company has listed for trading on the NASD OTC Bulletin Board, Management plans to seek additional capital through public offerings or private placements of its common stock.

The Company does not expect any significant changes in the number of its employees within the next 12 months.


(b) Management Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis in this section is based on the consolidated financial statements of the Company and its wholly owned subsidiary, Tanuta , and includes the accounts of both companies.

(1)  Full Fiscal Years ended December 31, 1996, 1997, 1998,1999 and 2000

From the date of the incorporation to December 31, 2000, the Company raised $197,337 through the issuance of 11,262,010 common shares, as follows: in February, 1999 the Company completed an offering of 250,000 common shares at a price of $0.001 per share; in March, 1999 the Company completed an offering of 12,000 common shares at a price of $0.05 per share; in April, 1999 the Company issued 11,000,010 common shares, in connection with a share exchange agreement for the acquisition of Tanuta, at an ascribed value of $Nil.

The Company had incurred a net loss of $14,237 as at December 31, 1996, $143,437 as at December 31, 1997, $45,387 as at December 31, 1998, $34,518 as at December 31, 1999, and $60,388 as at December 31, 2000. As at December 31, 2000 the Company had an accumulated deficit of $297,967.

Administrative and property exploration and maintenance costs were $14,237 as at December 31, 1996, $143,437 as at December 31, 1997 (which includes $113,851 for mineral exploration and maintenance costs, as discussed under the section "Business of the Company" herein), $45,387 as at December 31, 1998, $34,518 as

3962000030
at December 31, 1999 and $60,388 as at December 31, 2000 (which includes $9,200 for mineral exploration maintenance costs).

As at the period ended December 30, 2000, the Company had an issued and outstanding capital of 11,262,010 common shares.

Item 3.  Description of Property
         -----------------------

The Company has an option to acquire a 100% interest in the Property, as described in detail in Item 1 of this Registration Statement under the section entitled "Star, Pul, Sun and Skarn Claims - Acquisition".

The Company does not own or lease any property other than:

1.  its option to acquire an interest in the Property; and

2. the renting or leasing of office space for the Company's corporate headquarters in Vancouver, B.C., Canada. The Company presently leases its office space for CDN$750 (approximately US$500) per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
         --------------------------------------------------------------

The following table sets forth information as of December 31, 2000, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:

================================================================================
Title of Class   Name and Address of           Amount of    Percentage of Class
Ownership[1]      Beneficial Owner            Beneficial   (total outstanding is
                                             Ownership[1]       11,262,010)
--------------------------------------------------------------------------------
 Common Stock      Veronica Beckett              1,000,000             8.9%
                   Farlifangstrasse 21
                   CH - 8126
                   Zumikon, Switzerland
--------------------------------------------------------------------------------
 Common Stock      Wagstall Developments Ltd.[4] 1,000,000             8.9%
                   P.O. Box N8627
                   Nassau, Bahamas
--------------------------------------------------------------------------------
 Common Stock      Elvira Cusano                 1,050,000             9.3%
                   Via Nilolo D'Auzzano 79
                   Firenze, Italy
--------------------------------------------------------------------------------

3962000030

================================================================================
Title of Class   Name and Address of        Amount of       Percentage of Class
Ownership[1]      Beneficial Owner         Beneficial      (total outstanding is
                                           Ownership[1]         11,262,010)
--------------------------------------------------------------------------------
 Common Stock      Paolo Stinghi                 1,000,010             8.9%
                   873 E 14th Street
                   N. Vancouver,
                   British Columbia
--------------------------------------------------------------------------------
 Common Stock      Vincenzo Marsella             1,000,000             8.9%
                   Wilenhofstrasse 12
                   CH-8185 Ruti, Switzerland
--------------------------------------------------------------------------------
Common Stock       Stuart H. McPherson           1,000,000             8.9%
                   3215 W. 3rd Avenue
                   Vancouver,
                   British Columbia
--------------------------------------------------------------------------------
Common Stock       Nuvo Magazine Ltd.[5]         1,000,000             8.9%
                   200 - 460 Nanaimo Street
                   Vancouver,
                   British Columbia
--------------------------------------------------------------------------------
Common Stock       Pamela Starek                   700,500             6.2%
                   4300 West 9th Avenue
                   Vancouver,
                   British Columbia
--------------------------------------------------------------------------------
Common Stock       M-1 Investments Inc.[6]       1,000,000             8.9%
                   1660 53A Street
                   Vancouver,
                   British Columbia
--------------------------------------------------------------------------------
Common Stock       Gianni Meneghin                 750,000             6.7%
                   453 - 650 West 41st Avenue
                   Vancouver,
                   British Columbia
--------------------------------------------------------------------------------
Common Stock       Tony Ricci                    1,000,500             8.9%
                   3330 Westmount Road
                   W. Vancouver,
                   British Columbia
--------------------------------------------------------------------------------

[1] Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

[2]   No security holder listed above owns any warrants, options or rights.

[3] The officers and directors of the Company do not beneficially own any common shares of the Company.

[4]   Wagstall Developments Ltd. is a private company wholly owned by Brian
      Longpre.

3962000030

[5]   Nuvo Magazine Ltd. is a private company wholly owned by Pasquale Cusano.

[6]   M-1 Investments Inc. is a private company wholly owned by Carol
      McPherson.

Item 5.  Directors, Executive Officers, Promoters and Control Persons
         ------------------------------------------------------------

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

1.  Directors and Officers
    ----------------------

================================================================================
         Name          Age                 Position          Office held Since
--------------------------------------------------------------------------------
Alfredo De Lucrezia     33           President, Director     September 15, 1999
--------------------------------------------------------------------------------
Maurizio Grande         52                 Director           February 2, 1999
--------------------------------------------------------------------------------
Michael Hu              35                 Director           February 2, 1999
--------------------------------------------------------------------------------
Itay Ariel              24          Secretary, Treasurer      February 26, 1999
                                        Vice-President          March 29, 1999
--------------------------------------------------------------------------------

Each Director will hold office until the next Annual General Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors.

Mr. Alfredo De Lucrezia has been President and a Director of the Company since September 15, 1999. Mr. De Lucrezia has a Business Administration Diploma from Capilano College, of Vancouver, British Columbia. From May, 1988 to May, 1998, Mr. De Lucrezia was Co-Owner of Tony's Painting and Decorating, a private British Columbia company, which has been in operation since 1988. From May, 1998 to date, Mr. De Lucrezia has been the President and sole Owner of Tony's Painting and Decorating. Mr. De Lucrezia is also Co-Owner of Gala Events, a private British Columbia company, which has been in operation since 1995. Mr.
De Lucrezia does the accounting and manages both of his private companies. Mr. De Lucrezia has been the President and a Director of Solaia Ventures Inc. since January, 1999, and the Chief Financial Officer and a Director of Orex Ventures Inc. since January, 1999, both public companies are listed on the Canadian Venture Exchange. As a director and officer of the two public companies, Mr. De Lucrezia is responsible for carrying out the day to day affairs of the companies, provide liaison with the companies' auditors, accountants and lawyers, develop financial plans for the companies, negotiate financings, as required, for the companies, and co-ordinate the dissemination of news of the companies to the public and shareholders of the companies. During the period 1995 through 1998 Mr. De Lucrezia provided investor relations services for several public junior resource companies listed on the Vancouver Stock Exchange, including Canasia Industries Corp., Golden Temple Mining Corp. and International Croesus Ventures Corp. Mr. De Lucrezia provides management services to the Company (refer to Item 6 - "Executive Compensation" hereunder for further

3962000030
particulars). There is no requirement on Mr. De Lucrezia to provide a fixed amount of time in the service of the Company, however Mr. De Lucrezia spends approximately 60% of his time on the affairs of the Company. The amount of time he spends on Company business will depend on the needs of the Company.

Mr. Maurizio Grande has been a Director of the Company since February 2, 1999. Mr. Grande is the President and Co-Owner of Marble Art Canada, a private company in the business of the manufacture and sale of granite and marble products, since 1979. Through Marble Art Canada and other privately owned holding companies, Mr. Grande has been involved in the real estate and development business for the past 10 years. Clients looking to move or expand into new premises contract Mr. Grande to locate buildings on their behalf and he provides contractor services including, architectural and engineering consulting. Mr. Grande also purchases buildings and other real estate properties for investment and development purposes. Mr. Grande was a Director of Orex Ventures Inc., a public company listed on the Canadian Venture Exchange from January, 1999 to October, 2000. Mr. Grande will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Grande to provide a fixed amount of time in the service of the Company, however, Mr. Grande spends approximately 10% of his time on the affairs of the Company. The amount of time he spends on Company business will depend on the needs of the Company.

Mr. Michael Hu has been a Director of the Company since February 2, 1999. Mr. Hu is the Beverage Manager of the Imperial Restaurant of Vancouver, British Columbia, since January, 1991. Mr. Hu will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Hu to provide a fixed amount of time in the service of the Company, however, Mr. Hu spends approximately 10% of his time on the affairs of the Company. The amount of time he spends on Company business will depend on the needs of the Company.

Mr. Itay Ariel has been Secretary and Treasurer of the Company since February 26, 1999 and Vice-President of the Company since March 29, 1999. Mr. Ariel is a self-employed jewelry wholesaler. Mr. Ariel will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Ariel to provide a fixed amount of time in the service of the Company, however, Mr. Ariel spends approximately 10% of his time on the affairs of the Company. The amount of time he spends on Company business will depend on the needs of the Company.

2.  Promoters
    ---------

The Company does not have any promoters other than the directors or officers of the Company.

3.  Control Persons
    ---------------

Other than the directors or officers of the Company, which are considered control persons of the Company, there are no persons holding greater than 20% of the issued and outstanding shares of the Company.


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
Page 33

Item 6.  Executive Compensation
         ----------------------

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year ended December 31, 2000.

================================================================================
                          Summary Compensation Table
--------------------------------------------------------------------------------
       Name                              Position           Year       Salary
--------------------------------------------------------------------------------
Alfredo De Lucrezia               President, Director       2000     CDN$30,000
                                                                     (US$20,186)
--------------------------------------------------------------------------------
Maurizio Grande                          Director           2000         Nil
--------------------------------------------------------------------------------
Michael Hu                               Director           2000         Nil
================================================================================

The Company's wholly owned Canadian subsidiary, Tanuta, entered into a management agreement dated November 1, 1998 with Alfredo De Lucrezia, whereby Tanuta agreed to pay Mr. De Lucrezia CDN$2,500 (approximately US$1,682) per month for providing management services to the Company and Tanuta. The term of the management agreement is renewable annually.

The Company may during the course of the current year decide to compensate its Officers and Directors for their services. However, the Company does not currently pay and does not intend to pay any compensation to the Officers and Directors serving on the Company's Board of Directors at this time, other than Mr. De Lucrezia.

Item 7.  Certain Relationships and Related Transactions
         ----------------------------------------------

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company, save for the following:

1. The Company's wholly owned Canadian subsidiary, Tanuta, entered into a management agreement dated November 1, 1998 with Alfredo De Lucrezia, the President of the Company, whereby Tanuta agreed to pay Mr. De Lucrezia CDN$2,500 (approximately US$1,682) per month for providing management services to the Company and Tanuta. During the fiscal years ended December 31, 1998, 1999 and 2000 the Company paid Mr. De Lucrezia management fees of $3,364, $20,192 and $20,186, respectively.

2. During the fiscal years ended December 31, 1996, 1997 and 1998, the Company's wholly owned Canadian subsidiary, Tanuta, paid M-1 Investments Ltd. ("M-1") management fees of $10,951, $21,659 and $13,842, and rent of $3,286, $6,498 and $5,559, respectively. M-1 is a private company wholly

3962000030
    owned by Carol McPherson, who is the mother of a former Director of the Company's subsidiary, Tanuta.

The Company has not entered into transactions with any member of the immediate families of the above-noted persons, nor is any such transaction proposed.

Item 8.  Description of Securities
         -------------------------

Preferred Stock
---------------

The Articles of Incorporation do not provide for the issuance of Preferred
Stock.

Common Stock
------------

The authorized capital of the Company is 50,000,000 common shares of the par value of $0.001 per share. There are currently 11,262,010 common shares outstanding. There is no provision in the Company's Bylaws or other incorporating documents for preemption rights to purchase additional shares of common stock.

Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him, for as many persons as there are directors to be elected, and for whose election he has the right to vote. Cumulative voting shall not be allowed. A majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. All outstanding shares of Common Stock are fully paid and non-assessable.

The Company's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker dealers willing to make a market and it may affect the level of news coverage we receive.

Warrants
--------

The Company does not have any warrants to purchase securities of the Company outstanding.


3962000030

Options
-------

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent
--------------

Pacific Corporate Trust Company of Suite 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, is the transfer agent for the Company's Common Stock.

                                         PART II


Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         ---------------------------------------------------------------
         and Other Shareholder Matters
         -----------------------------


(a) Market information - There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. No assurance can be given that such application will be approved, and if approved, that an active trading market for the Common Stock will materialize or be maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 11,262,010 shares of Common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and the Company has not agreed to register any shares of Common Stock under the Securities Act of 1933 for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

(b) Holders - As of the date of this registration statement, there were approximately thirty-five (35) holders of record of the Company's Common Stock.

(c) Dividends - The Company has not declared any cash dividends for the last 2 fiscal years. There are no dividend restrictions in the Company.


3962000030

Item 2.  Legal Proceedings
         -----------------

There are no current or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject of.

Item 3.  Changes In and Disagreements with Accountants on Accounting and
         ---------------------------------------------------------------
         Financial Disclosure
         --------------------

The Company has had no changes in or disagreements with its accountants since its inception in May, 1996.

Item 4.  Recent Sales of Unregistered Securities
         ---------------------------------------

The Company completed an offering of 250,000 common shares at a price of $0.001 per share on February 26, 1999, for aggregate proceeds of $250, pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934, and Section 46(j) of the Securities Act of British Columbia. These shares were sold to one (1) person who is a close friend of the Directors and Officers of the Company.

The Company completed an offering of 12,000 common shares at a price of $0.05 per share on March 29, 1999, for aggregate proceeds of $600, pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934, and Section 46(j) of the Securities Act of British Columbia. These shares were sold to twenty-four (24) persons who are close friends and/or relatives of the Directors and Officers of the Company.

The Company completed a share exchange agreement on March 31, 1999, whereby 11,000,010 common shares, at an ascribed value of $Nil, were issued to five (5) persons who are close friends and/or relatives of the Directors and Officers of the Company, in exchange for all of the 11,000,010 outstanding common shares of the Company's Canadian subsidiary, Tanuta. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934 and Section 46(j) of the Securities Act of British Columbia.

Item 5.  Indemnification of Directors and Officers
         -----------------------------------------

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not

3962000030
the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify, to the full extent and in the manner permitted under the laws of Nevada and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director or officer at the request of the Company; such right of indemnification shall also be applicable to the executors, administrators and other similar legal representative of any such director or officer. The rights of indemnification are not deemed exclusive of any other rights to which any director or officer or his legal representative may be entitled.

The By-laws of the Company provide the following provisions:
Each person indemnified by the company must promptly after receipt of written notice of any demand or claim or the commencement of any action, suit or proceeding within the Company's indemnification obligation, shall immediately notify the Company in writing.

The Company shall have the right, by notifying the party who asserts a claim for indemnification within thirty (30) days after the company's receipt of the notice of she claim or demand, to assume the entire control of the defense, compromise, or settlement of the action, suit or proceedings including employment of counsel of the Company's choice.

The Company's indemnification obligations shall be binding on the Company and its successors and assigns and shall enure to the benefit of and, where applicable, shall be binding on each party entitled to indemnification and his or her successors and assigns.

Each party entitled to indemnification expressly and unconditionally waives, in connection with any suit, action or proceeding brought by such party concerning indemnification, any and every right such person may have to: (a) injunctive relief; (b) a trial by jury; (c) interpose any counterclaim; and (d) have such suit, action or proceeding consolidated with any other or separate suit, action or proceeding.

The By-laws of the Company further provide that the rights and obligations of the parties pursuant to the indemnity provision shall be governed by, and construed and enforced in accordance with the laws of the State of Nevada.

3962000030

                    PART F/S: INDEX TO FINANCIAL STATEMENTS

The Financial Statements of the Company include the accounts of its wholly owned Canadian subsidiary, Tanuta, which are presented on a consolidated basis as follows:

--------------------------------------------------------------------------------
Exhibit         Description
--------------------------------------------------------------------------------
F/S-1           Consolidated Audited Financial Statements of Tasker Capital
                Corp. for the fiscal years ended December 31, 2000 and December
                31, 1999 (Stated in U.S. Dollars)
--------------------------------------------------------------------------------
                Auditor's Report
--------------------------------------------------------------------------------
                Consolidated Balance Sheet
--------------------------------------------------------------------------------
                Consolidated Statement of Operations and Deficit
--------------------------------------------------------------------------------
                Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
                Consolidated Statement of Stockholders' Equity
--------------------------------------------------------------------------------
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                     PART III


Item 1.  Index to Exhibits
         -------------------

--------------------------------------------------------------------------------
Exhibit 2.1     Articles of Incorporation(previously filed)
--------------------------------------------------------------------------------
Exhibit 2.2     Bylaws of the Company(previously filed)
--------------------------------------------------------------------------------
Exhibit 6.1     Share Exchange Agreement dated March 31, 1999(previously filed)
--------------------------------------------------------------------------------
Exhibit 6.2 Assignment Agreement dated October 15, 1997 and Underlying Option Agreement dated June 15, 1997
--------------------------------------------------------------------------------
Exhibit 6.3 Amendment Agreements to the Underlying Option Agreement dated January 20, 1998 and August 15, 2000(previously filed)
--------------------------------------------------------------------------------
Exhibit 6.4     Management Agreement dated November 1, 1998(previously filed)
--------------------------------------------------------------------------------
Exhibit 10.1    Consent of Consulting Geologist to use of Report(previously filed)
--------------------------------------------------------------------------------
Exhibit 10.2    Consent of Consulting Geologist to use of Report(previously filed)
--------------------------------------------------------------------------------



3962000030

Exhibit F/S-1





                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)


                        CONSOLIDATED FINANCIAL STATEMENTS


                           DECEMBER 31, 2000 AND 1999
                             (Stated in U.S. Dollars)

                                                           MORGAN
                                                           & COMPANY
                                                           CHARTERED ACCOUNTANTS

                                  AUDITORS' REPORT

To the Shareholders
Tasker Capital Corp.

We have audited the consolidated balance sheets of Tasker Capital Corp. (an exploration stage company) as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit, cash flows and stockholders' equity for the periods ended December 31, 2000, 1999, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operation, cash flows and changes in stockholders' equity for the periods ended December 31, 2000, 1999, 1998, 1997 and 1996 in accordance with United States generally accepted accounting principles.

Vancouver, B.C.                                            /s/ Morgan & Company

February 7, 2001                                           Chartered Accountants

          Comments by Auditors on United States - Canada Difference

In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accept accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Although our audit was conducted in accordance with both United States and Canadian generally accepted auditing standards, our report to the shareholders, dated February 7, 2001, is expressed in accordance with United States reporting standards which require a reference to such conditions and events in the auditors' report.

Vancouver, B.C.                                            /s/ Morgan & Company

February 7, 2001                                           Chartered Accountants


Tel: (604) 687-5841              MEMBER OF         P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075                ACPA     Suite 1488 - 700 West Georgia Street
www.morgan-cas.com                                       Vancouver, B.C. V7Y 1A1

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                           CONSOLIDATED BALANCE SHEET
                            (Stated in U.S. Dollars)

--------------------------------------------------------------------------------
                                                               DECEMBER 31
                                                           2000          1999
--------------------------------------------------------------------------------

ASSETS

Current
   Cash                                              $       244    $       979
   Goods and Services Tax recoverable                      1,813          4,249
                                                     ---------------------------
                                                           2,057          5,228

Mineral Property Interest (Note 4)                          -              -
                                                     ---------------------------
                                                     $     2,057    $     5,228
================================================================================

LIABILITIES

Current
   Accounts payable                                  $    66,365    $    42,788
   Advances payable (Note 5)                              31,410           -
                                                     ---------------------------
                                                          97,775         42,788
                                                     ---------------------------

SHAREHOLDERS' DEFICIENCY

Share Capital
   Authorized:
    50,000,000 common shares, par value
     $0.001 per share at December 31, 2000
     and 1999
   Issued and Outstanding:
    11,262,010 at December 31, 2000 and 1999             197,337        197,337

Contributed Surplus                                        5,415          5,415

Cumulative Translation Adjustment                           (208)        (2,438)

Deficit Accumulated During The Exploration Stage        (298,262)      (237,874)
                                                     ---------------------------
                                                         (95,718)       (37,560)
                                                     ---------------------------
                                                     $     2,057    $     5,228
================================================================================

Approved by the Board of Directors:

/s/ Alfredo De Lucrezia                   /s/ Maurizio Grande
--------------------------------------    --------------------------------------
        Director                                 Director

                                TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                            (Stated in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     PERIOD FROM
                                                                                                       DATE OF
                                                                                                     INCORPORATION      INCEPTION
                                                                                                        MAY 13            MAY 13
                                                                                                       1996 TO            1996 TO
                                                YEAR ENDED DECEMBER 31                                DECEMBER 31       DECEMBER 31
                                   2000             1999            1998            1997                 1996              2000
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
   Management fees             $     20,186      $     20,192    $     17,206    $     21,659        $     10,951    $     90,194
   Office and sundry                  4,332             3,421           3,502             640                -             11,895
   Professional fees                 20,614             6,362          19,120             789                -             46,885
   Rent                               6,056             4,543           5,559           6,498               3,286          25,942
   Mineral property costs             9,200              -               -            113,851                -            123,051
                               ---------------------------------------------------------------------------------------------------
Loss For The Period                  60,388            34,518          45,387         143,437              14,237    $    297,967
                                                                                                                     =============

Accumulated Deficit,
 Beginning Of Period                237,874           203,061         157,674          14,237               -
                               ----------------------------------------------------------------------------------
                                    298,262           237,579         203,061         157,674             14,237

Net Asset Deficiency Of
 Legal Parent At Date Of
 Reverse Take-Over Transaction         -                  295            -               -                  -
                               ----------------------------------------------------------------------------------

Accumulated Deficit,
 End Of Period                 $    298,262      $    237,874    $    203,061    $    156,674        $    14,237
=================================================================================================================
Loss Per Share                 $       0.01      $       0.01    $       0.03    $       0.12        $      -
=================================================================================================================
Weighted Average Number
 Of Shares Outstanding           11,262,010        11,262,010       1,659,106       1,315,500                  1
=================================================================================================================

Comprehensive Income (Loss)
   Loss for the period         $    (60,388)     $    (34,518)   $    (45,387)   $   (143,437)       $   (14,237)
   Foreign currency
     translation adjustment           2,230            (1,116)           (579)           (743)              -
                               ----------------------------------------------------------------------------------
                               $    (58,158)     $    (35,634)   $    (45,966)   $   (144,180)       $   (14,237)
=================================================================================================================

                                TASKER CAPITAL CORP.
                          (An Exploration Stage Company)

                       CONSOLIDATED STATEMENT OF CASH FLOWS
                            (Stated in U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     PERIOD FROM
                                                                                                       DATE OF
                                                                                                     INCORPORATION      INCEPTION
                                                                                                        MAY 13            MAY 13
                                                                                                       1996 TO            1996 TO
                                                YEAR ENDED DECEMBER 31                                DECEMBER 31       DECEMBER 31
                                   2000             1999            1998            1997                 1996              2000
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From
 Operating Activities
   Loss for the period         $    (60,388)     $    (34,518)   $    (45,387)   $   (143,437)       $    (14,237)   $   (297,967)
                               ---------------------------------------------------------------------------------------------------

Changes In Operating Assets
 And Liabilities
   Goods and Services
    Tax recoverable                   2,436              (250)            289          (4,287)               -             (1,813)
   Accounts payable                  23,577            34,298           8,490         (14,237)             14,236          66,365
                               ---------------------------------------------------------------------------------------------------
Net Cash Used In
  Operating Activities              (34,375)             (470)        (36,608)       (161,961)                 (1)       (233,415)
                               ---------------------------------------------------------------------------------------------------

Cash Flows From
 Investing Activity
   Net asset deficiency of
    legal parent at date of
    reverse take-over
    transaction                        -                 (295)           -               -                   -               (295)
                               ---------------------------------------------------------------------------------------------------
Net Cash Used In
 Investing Activity                    -                 (295)           -               -                   -               (295)
                               ---------------------------------------------------------------------------------------------------

Cash Flows From
 Financing Activities
   Advances payable                  31,410              -               -               -                   -             31,410
   Issue of share capital              -                 -               -            185,907                   1         185,908
   Share subscriptions
      received                         -                 -             16,844            -                   -             16,844
                               ---------------------------------------------------------------------------------------------------
Net Cash Used In
  Financing Activities               31,410              -             16,844         185,907                   1         234,162
                               ---------------------------------------------------------------------------------------------------

Effect Of Exchange
 Rate Changes On Cash                 2,230            (1,116)           (579)           (743)               -               (208)
                               ---------------------------------------------------------------------------------------------------

Increase (Decrease) In Cash            (735)           (1,881)        (20,343)         23,203                -                244

Cash, Beginning Of Period               979             2,860          23,203            -                   -               -
                               ---------------------------------------------------------------------------------------------------

Cash, End Of Period            $        244      $        979    $      2,860    $     23,203        $       -       $        244
==================================================================================================================================

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)
                            (Stated in U.S. Dollars)



Supplemental Disclosure of Non-Cash Financing And Investing Activities:

Effective March 31, 1999, the Company acquired 100% of the issued and outstanding shares of Tanuta Ventures Inc. by issuing 11,000,010 common shares at an ascribed value of $Nil.

During the year ended December 31, 1998, 750,000 common shares were surrendered for cancellation for $Nil consideration. The paid-up capital of $5,415 of these shares was transferred to contributed surplus on cancellation.

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            (Stated in U.S. Dollars)

                                                                                                             Deficit
                                   Common Stock                                                            Accumulated
                      ------------------------------------------
                         Number                    Additional                                Cumulative     During The
                           Of                       Paid-In        Share       Contributed   Translation    Exploration
                         Shares        Amount       Capital     Subscriptions     Surplus     Adjustment        Stage       Total
                      -------------------------------------------------------------------------------------------------------------
Issuance of
 common stock                 1    $         1    $      -      $      -       $      -     $      -     $      -     $          1
Net loss                   -              -              -             -              -            -         (14,237)      (14,237)
                      -------------------------------------------------------------------------------------------------------------

Balance, December
 31, 1996                     1              1           -             -              -            -         (14,237)      (14,236)

Issuance of common
 stock                1,750,000        185,907           -             -              -            -            -          185,907
Translation
 adjustment                -              -              -             -              -            (743)        -             (743)
Net loss                   -              -              -             -              -            -        (143,437)     (143,437)
                      -------------------------------------------------------------------------------------------------------------

Balance, December
 31, 1997             1,750,001        185,908           -             -              -            (743)    (157,674)       27,491

Share subscriptions
 received               100,000           -              -           16,844           -            -            -           16,844
Cancellation of
 common stock          (750,000)        (5,415)          -             -             5,415         -            -             -
Translation
 adjustment                -              -              -             -              -            (579)        -             (579)
Net loss                   -              -              -             -              -            -         (45,387)      (45,387)
                      -------------------------------------------------------------------------------------------------------------

Balance, December
 31, 1998             1,100,001        180,493           -           16,844          5,415       (1,322)    (203,061)       (1,631)

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                   (Continued)
                            (Stated in U.S. Dollars)

                                                                                                             Deficit
                                   Common Stock                                                            Accumulated
                      ------------------------------------------
                         Number                    Additional                                Cumulative     During The
                           Of                       Paid-In        Share       Contributed   Translation    Exploration
                         Shares        Amount       Capital     Subscriptions     Surplus     Adjustment        Stage       Total
                      -------------------------------------------------------------------------------------------------------------
Balances carried
 forward                1,100,001      180,493           -           16,844          5,415       (1,322)    (203,061)       (1,631)

Issuance of
 common stock             100,000       16,844           -             -              -            -            -           16,844
Share subscription
 converted to
 common stock            (100,000)        -              -          (16,844)          -            -            -          (16,844)
Increase in issued
 common stock due
 to 10 for 1
 stock split            9,900,009         -              -             -              -            -            -             -
Adjustment to number
 of shares issued
 and outstanding as
 a result of the
 reverse take-over
 transaction
 Tanuta Ventures
 Inc.                 (11,000,010)        -              -             -              -            -            -             -
 Tasker Capital
 Corp.                    262,000         -              -             -              -            -            -             -
Ascribed value of
 shares issued in
 connection with
 the acquisition
 of Tanuta Ventures
 Inc.                  11,000,010         -              -             -              -            -            -             -
Net asset deficiency
 of legal parent
 at date of reverse
 take-over
 transaction                 -            -              -             -              -            -            (295)         (295)
Translation adjustment       -            -              -             -              -          (1,116)        -           (1,116)
Net loss                     -            -              -             -              -            -         (34,518)      (34,518)
                      -------------------------------------------------------------------------------------------------------------

Balance, December
 31, 1999              11,262,010      197,337           -             -             5,415       (2,438)    (237,874)      (37,560)

Translation
 adjustment                  -            -              -             -              -           2,230         -            2,230
Net loss                     -            -              -             -              -            -         (60,388)      (60,388)
                      -------------------------------------------------------------------------------------------------------------

Balance, December
 31, 2000              11,262,010  $   197,337    $      -      $      -       $     5,415  $      (208) $  (298,262) $    (95,718)
                      =============================================================================================================

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999
                             (Stated in U.S. Dollars)


1.   OPERATIONS

     Exploration Stage Activities

     The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

     Going Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

     As shown in the accompanying financial statements, the Company has incurred a net loss of $297,967 for the period from May 13, 1996 (inception) to December 31, 2000, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.
     Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)  Consolidation

         These financial statements include the accounts of the Company, incorporated in Nevada, and its wholly owned Canadian subsidiary, Tanuta Ventures Corp.

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999
                             (Stated in U.S. Dollars)



2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b)  Use of Estimates

         The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

     c)  Option Payments and Exploration Costs

         The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

     d)  Income Taxes

         The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

     e)  Foreign Currency Translation

         The Company's subsidiary's operations are located in Canada and its functional currency is the Canadian dollar. The financial statements of the subsidiary have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's subsidiary's financial statements are included as a separate component of shareholders' equity.

     f)  Financial Instruments

         The Company's financial instruments consist of cash, Goods and Services Tax recoverable, accounts payable, and advances payable.

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999
                             (Stated in U.S. Dollars)


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f)  Financial Instruments (Continued)

         Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     g)  Loss Per Share

         The loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is not shown as the effect is anti-dilutive.


3.   ACQUISITION OF SUBSIDIARY

     Effective March 31, 1999, Tasker Capital Corp. acquired 100% of the issued and outstanding shares of Tanuta Ventures Inc. by issuing 11,000,010 common shares. Since the transaction resulted in the former shareholders of Tanuta Ventures Corp. owing the majority of the voting stock of Tasker Capital Corp., the transaction which is referred to as a "reverse take-over", has been treated for accounting purposes as an acquisition by Tanuta Ventures Corp. of the net assets and liabilities of Tasker Capital Corp. Under this purchase method of accounting, the results of operations of Tasker Capital Corp. are included in these financial statements from March 31, 1999.

     Tasker Capital Corp. was incorporated February 2, 1999 and had no operations to the date of its acquisition of Tanuta Ventures Inc. Tasker Capital Corp. had a net asset deficiency at the acquisition date, therefore the 11,000,010 shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $295 charged to deficit. Tanuta Ventures Inc. is deemed to be the purchaser for accounting purposes. Accordingly its net assets are included in the balance sheet at their previously recorded amounts.

     The acquisition is summarized as follows:

          Current Assets
            Cash                         $     850

          Current Liabilities
            Accounts payable                 1,145
                                         ----------
          Net Asset Deficiency           $    (295)
                                         ==========

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999
                             (Stated in U.S. Dollars)

4.   MINERAL PROPERTY INTEREST

     By an agreement dated June 15, 1997, as amended, the Company has been assigned an option to acquire a 100% interest, subject to a 3% net smelter return royalty, in certain mineral claims located in the Omineca Mining Division, British Columbia, Canada. Consideration for the assignment are cash payments totalling $25,025 (Cdn $35,000), expenditure of Cdn $75,000 on exploration of the property by June 15, 1998 (completed), and additional cash payments totalling Cdn $250,000 in intervals as follows:

     i)   Cdn $50,000 on or before December 15, 2001
     ii)  Cdn $75,000 on or before December 15, 2002
     iii) Cdn $125,000 on or before December 15, 2003


5.   RELATED PARTY TRANSACTIONS

     During the periods indicated, the Company incurred the following amounts with a related company:

                                               DECEMBER 31
                          2000        1999        1998         1997       1996
                       ---------------------------------------------------------

     Management fees   $  20,186   $  20,192   $  17,206   $  21,659   $  10,951
                       =========================================================

     Rent              $    -      $    -      $   5,559   $   6,498   $   3,286
                       =========================================================

     As at December 31, 2000, advances of $31,410 have been made to the Company by a related party. The advances are interest free and have no specified terms of repayment.


6.   INCOME TAXES

     No provision for income taxes has been provided in these financial statements due to the accumulated net losses. At December 31, 2000, the Company has net operating loss carryforwards, which expire commencing in 2003 totalling approximately $175,000, the benefits of which have not been recorded.

                              TASKER CAPITAL CORP.
                         (An Exploration Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999
                             (Stated in U.S. Dollars)

7.   CONTINGENCIES

     Mineral Property

     The Company's mineral property interest has been acquired pursuant to an option agreement. In order to retain its interest, the Company must satisfy the terms of the option agreement described in Note 4.

     Although the mineral exploration and mining industries are inherently speculative and subject to complex environmental regulations, the Company is unaware of any pending litigation or of any specific past or prospective matters which could impair the value of its mining interests.


8.   COMMITMENT

     The Company has entered into a management agreement with a director. The agreement is for management services at $2,500 per month and is renewable annually on November 1.

Exhibit 6.2

                                   DWIGHT WEBB
                               321 Alberta Street
                        New Westminster, British Columbia




February 16, 2001


Tanuta Ventures Corp.
314 - 837 West Hastings Street
Vancouver, British Columbia

Attention:  Mr. Alfredo De Lucrezia
-----------------------------------


Dear Sirs:

Re: Assignment Agreement dated October 15, 1997 (the "Agreement") between Tanuta Ventures Corp. (the "Company") and Dwight Webb ("Webb")
     --------------------------------------------------------------

Further to the cash payment by Tanuta to the undersigned of $5,000, pursuant to the amendment agreement dated August 15, 2000 between John M. Mirko, Webb and the Company, I hereby waive my right to the issuance of the 200,000 common shares of the Company, as set out in paragraph 2 of the Agreement.

I hereby acknowledge and understand that the Vancouver Stock Exchange is no longer in existence and that the securities of the Company will never be listed for trading on the Vancouver Stock Exchange or any other exchange.

I further acknowledge that the Agreement, together with amendment agreements dated January 20, 1998 and August 15, 2000 between John M. Mirko, Webb and the Company, shall remain in full force and effect.

Yours truly,

/s/ Dwight Webb

Dwight Webb

/hd



3962000028

                                   SIGNATURES



   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 TASKER CAPITAL CORP.
                                                 -------------------------------
                                                                    (Registrant)

Date: March 5, 2001                          By:  /s/ Alfredo De Lucrezia
                                                 -------------------------------
                                                      Alfredo De Lucrezia,
                                                     President and Director